================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            SCHEDULE 13D -- AMENDED

                   Under the Securities Exchange Act of 1934


                           ML Macadamia Orchards LP
                               CIK - 0000792161
                                IRS - 990248088
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 CLASS A UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   57751400
        ---------------------------------------------------------------
                                (CUSIP Number)

                                  Liza Meyers
                               1800 Grant Street
                            Denver, Colorado 80203
                                (303) 894-3960
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   7/17/2002
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 57751400                                        PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farhad Fred Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             582,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          582,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          582,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          7.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
 CUSIP NO. 513696104                                       PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mary Wilkie Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             582,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          342,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          582,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          7.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
 CUSIP NO. 513696104                                       PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farhad Alexander Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             582,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          222,900
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          582,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          7.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
 CUSIP NO. 513696104                                       PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CRESCENT RIVER LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             582,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          582,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          7.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
Class A Units Issued By ML Macadamia Nut Orchards LP
26-238 Hawaii Belt Drive
Hilo, HA 96720

ITEM 2.  IDENTITY AND BACKGROUND
This Schedule 13D -- Amended is being filed by Farhad Fred Ebrahimi, as the Reporting Person for the Ebrahimi family and companies owned by the Ebrahimi family, pursuant to Rule 13d-1, to reflect a beneficial ownership interest in the Issuer of greater than 5% of the Issuer's outstanding common stock.
(a)  Ebrahimi family consists of:
         Farhad Fred Ebrahimi
         Mary Wilkie Ebrahimi
         Farhad Alexander Ebrahimi
         Crescent River LLC
(b)  1800 Grant Street, Denver, Colorado 80203.
(c)  Farhad Fred Ebrahimi is the President of Quark, Inc., 1800
     Grant Street, Denver, Colorado 80203.
(d)  No for all family members.
(e)  No for all family members.
(f)  All family members are US citizens or US Companies.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Ebrahimi family used private funds to make the purchases of securities covered by this filing.

ITEM 4.  PURPOSE OF TRANSACTION
The securities purchased by the Ebrahimi family have been acquired for investment purposes. Members of the Ebrahimi family may make additional purchases of common stock or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuers business, prospects and financial condition, the market for the common stock or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, members of the Ebrahimi family may decide to sell all or part of their investment in the Issuer's common stock. Although all purchases of shares of common stock have been made for investment, at some future time the Ebrahimi family may decide that it is desirable to seek control or influence the management and policies of the Issuer. Such control or influence may be sought by seeking a position on the Issuer's board of directors, by seeking a position as an officer of the Issuer, by contractual arrangement with the Issuer or by other means. At the present time, no member of the Ebrahimi family has made any decision to seek a board seat or seek control or influence over the management or policies of the Issuer.

While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time, no member of the Ebrahimi family has any plans or proposals that relate to or would relate to any of the following:
(a) except as described above, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiaries;
(c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) except as described above, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f)  any other material change in the Issuer's business or corporate structure;
(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national security association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j)  any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
(a)     Farhad Fred Ebrahimi                       7,100 shares      .09%
        Mary Wilkie Ebrahimi                     342,000 shares     4.56%
        Farhad Alexander Ebrahimi                222,900 shares     2.97%
        Crescent River LLC                        10,500 shares      .14%
(b) All members of the Ebrahimi family will have shared power to vote the total number of shares (582,500 shares). The members of the Ebrahimi family have dispositive power over the total number of shares (582,500 shares) as described below:

        Farhad Fred Ebrahimi has shared dispositive power with Farhad Alexander Ebrahimi over 222,900 shares; shared dispositive power with Mary Wilkie Ebrahimi over 342,000 shares; and shared dispositive power with Crescent River LLC over 10,500 shares.

        Mary Wilkie Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 342,000 shares.

        Farhad Alexander Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 222,900 shares.

        Crescent River LLC has shared dispositive power with Farhad Fred Ebrahimi over 10,500 shares.

c)      Farhad Fred Ebrahimi purchased       shares of the Issuer's common stock
on            at a price of         . Such purchase was made through Fidelity
Brokerage Services.

Schedule 13D-Amended
Macadamia Orchards, LP
Farhad Fred Ebrahimi

Item 5(c) - Transactions Effected during the last 60 days as of August 8, 2002

Date of Transaction         # of Shares                   Price Per Share
--------------------------------------------------------------------------------
06/05/02                       6,500                           $3.80
--------------------------------------------------------------------------------
06/10/02                       3,000                           $3.72
--------------------------------------------------------------------------------
06/10/02                       5,000                           $3.75
--------------------------------------------------------------------------------
06/10/02                       5,000                           $3.75
--------------------------------------------------------------------------------
06/11/02                         400                           $3.75
--------------------------------------------------------------------------------
06/11/02                       1,000                           $3.76
--------------------------------------------------------------------------------
06/11/02                       1,000                           $3.76
--------------------------------------------------------------------------------
06/11/02                       1,500                           $3.73
--------------------------------------------------------------------------------
06/11/02                       4,000                           $3.73
--------------------------------------------------------------------------------
06/12/02                       1,000                           $3.72
--------------------------------------------------------------------------------
06/13/02                       1,900                           $3.72
--------------------------------------------------------------------------------
06/14/02                       1,100                           $3.78
--------------------------------------------------------------------------------
06/14/02                       2,100                           $3.71
--------------------------------------------------------------------------------
06/14/02                       5,000                           $3.80
--------------------------------------------------------------------------------
06/20/02                         400                           $3.73
--------------------------------------------------------------------------------
06/20/02                       1,000                           $3.72
--------------------------------------------------------------------------------
06/20/02                       1,000                           $3.72
--------------------------------------------------------------------------------
06/20/02                       1,000                           $3.73
--------------------------------------------------------------------------------
06/20/02                       1,200                           $3.75
--------------------------------------------------------------------------------
06/24/02                         500                           $3.70
--------------------------------------------------------------------------------
06/24/02                       1,000                           $3.72
--------------------------------------------------------------------------------
06/25/02                       2,500                           $3.68
--------------------------------------------------------------------------------
06/26/02                       2,000                           $3.63
--------------------------------------------------------------------------------
06/26/02                       4,300                           $3.63
--------------------------------------------------------------------------------
06/28/02                       5,000                           $3.55
--------------------------------------------------------------------------------
06/28/02                       5,000                           $3.55
--------------------------------------------------------------------------------
06/28/02                       1,600                           $3.56
--------------------------------------------------------------------------------
07/02/02                       4,000                           $3.53
--------------------------------------------------------------------------------
07/08/02                       1,000                           $3.57
--------------------------------------------------------------------------------
07/08/02                       1,800                           $3.56
--------------------------------------------------------------------------------
07/10/02                       1,000                           $3.62
--------------------------------------------------------------------------------
07/17/02                       1,000                           $3.57
--------------------------------------------------------------------------------
07/17/02                       2,000                           $3.52
--------------------------------------------------------------------------------
07/18/02                       1,000                           $3.52
--------------------------------------------------------------------------------
07/19/02                       2,000                           $3.52
--------------------------------------------------------------------------------
07/22/02                       5,000                           $3.41
--------------------------------------------------------------------------------
07/22/02                       5,000                           $3.46
--------------------------------------------------------------------------------
07/23/02                       5,000                           $3.40
--------------------------------------------------------------------------------
07/26/02                         700                           $3.27
--------------------------------------------------------------------------------
07/29/02                         600                           $3.28
--------------------------------------------------------------------------------
07/31/02                         200                           $3.43
--------------------------------------------------------------------------------
07/31/02                       1,000                           $3.38
--------------------------------------------------------------------------------
07/31/02                       1,000                           $3.39
--------------------------------------------------------------------------------
08/02/02                         400                           $3.33
--------------------------------------------------------------------------------
08/02/02                       1,000                           $3.32
--------------------------------------------------------------------------------
08/02/02                       1,000                           $3.41
--------------------------------------------------------------------------------
08/02/02                       1,000                           $3.41
--------------------------------------------------------------------------------

(c)     N/7
(d)     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Agreement

The members of the Ebrahimi family (Farhad Fred Ebrahimi, Mary Wilkie Ebrahimi, Farhad Alexander Ebrahimi, and Crescent River LLC) have agreed to file this
Schedule 13D jointly, with Farhad Fred Ebrahimi as the named reporting person for the family. The joint filing agreement is an oral agreement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8/8/02

By:  /s/  Farhad Fred Ebrahimi
------------------------------
     Farhad Fred Ebrahimi

I, M.P. Wilkie Ebrahimi, private person, residing at Rue de Saint Nicolas 7, Neuchatel, Switzerland CH-2000, hereby delegate to F. Fred Ebrahimi, private person, residing at Rue de Saint Nicolas 7, Neuchatel, Switzerland CH-2000,, the authority to act in my place and stead with respect to the following powers.

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission, and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

     This Power of Attorney is effective until revoked.

     Executed this 16th day of November, 1998


                              /s/ M.P. Wilkie Ebrahimi
                              ------------------------
                              M.P. Wilkie Ebrahimi


                              POWER OF ATTORNEY

I, Farhad A. Ebrahimi, private person, residing at Rue de Saint Nicolas 7, Neuchatel, Switzerland CH-2000, hereby delegate to F. Fred Ebrahimi, private person, residing at Rue de Saint Nicolas 7, Neuchatel, Switzerland CH-2000, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission, and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

     This Power of Attorney is effective until revoked.

     Executed this 21st day of March, 1999

                              /s/ Farad A. Ebrahimi
                              ------------------------
                              Farad A. Ebrahimi


                              POWER OF ATTORNEY

Crescent River LLC, a Wyoming Corporation, residing at 200 Boyd Building, 1720 Carey Avenue, Cheyenne, WY 82001, hereby delegate to F. Fred Ebrahimi, private person, residing at Rue de Saint Nicolas 7, Neuchatel, Switzerland CH-2000, the authority to act in its place and stead with respect to the following powers:

authority to act in its place and stead with respect to the following powers:

To act as the reporting person on its behalf in connection with filings to be made with the Securities and Exchange Commission, and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.


     This Power of Attorney is effective until revoked.

     Executed this 11th day of January 2002

                              /s/ Crescent River LLC
                              ---------------------------
                              Farhad Fred Ebrahimi, its Manager

--------------------------------------------------------------------------------
                                                                         Page 11